

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

January 28, 2016

Via E-mail
Mr. George Economou
Chairman of the Board, President and Chief Executive Officer
Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

>   **Re: Ocean Rig UDW Inc.**
>   **Form 20-F for the Fiscal Year ended December 31, 2014**
>   **Filed March 9, 2015**
>   **File No. 001-35298**

Dear Mr. Economou:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources